SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          PROVIDENCE CAPITAL VI, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                       (Title of Class of Securities)


                                     N/A
                               (CUSIP Number)

                            Nadeau & Simmons, P.C.
                           1250 Turks Head Building
                             Providence, RI  02903
                                (401) 272-5800

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 24, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A                    13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RICHARD NADEAU, JR.

     JAMES R. SIMMONS

     MARK T. THATCHER

     JAMES H. BRENNAN, III

     DOUG DYER

     DAVID W. PEQUET

     MARK MARGASON

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     PF  (The source of funds or consideration for all persons listed in Section
          1 was their personal assets)

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA  (All persons listed in Section 1 are United States Citizens)

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                       7    SOLE VOTING POWER

     NUMBER OF
                         RICHARD NADEAU, JR.  JAMES R. SIMMONS  MARK T. THATCHER
                         100,000              100,000           100,000

      SHARES             JAMES H. BRENNAN, III   DOUG DYER  DAVID W. PEQUET
                         100,000                 100,000    100,000

                         MARK MARGASON
                         100,000
                       -----------------------------------------------------
                       8    SHARED VOTING POWER
BENEFICIALLY OWNED BY       0
                       -----------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

     EACH                RICHARD NADEAU, JR.  JAMES R. SIMMONS  MARK T. THATCHER
                         100,000              100,000           100,000
   REPORTING
                         JAMES H. BRENNAN, III  DOUG DYER  DAVID W. PEQUET
  PERSON WITH            100,000                100,000    100,000

                         MARK MARGASON
                         100,000
                       -------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

RICHARD NADEAU, JR.  JAMES R. SIMMONS  MARK T. THATCHER  JAMES H. BRENNAN, III
100,000              100,000           100,000           100,000

DOUG DYER  DAVID W. PEQUET  MARK MARGASON
100,000    100,000          100,000

     TOTAL: 700,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

RICHARD NADEAU, JR.  JAMES R. SIMMONS  MARK T. THATCHER  JAMES H. BRENNAN, III
13.6%                13.6%             13.6%             13.6%

DOUG DYER  DAVID W. PEQUET  MARK MARGASON
13.6%      13.6%            13.6%
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14   TYPE OF REPORTING PERSON*

     IN  (Each person listed in Section 1 is an individual)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of Providence Capital VI, Inc., a Colorado corporation (the "Company" or "Issuer"), which has its principal corporate offices at 1250 Turks Head Building, Providence, Rhode Island 02903


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Richard Nadeau, Jr., James R. Simmons, Mark T. Thatcher, James H. Brennan, III, Doug Dyer, David W. Pequet and
Mark Margason (the "Shareholders").

     (b) The business address of the Shareholders is 1250 Turks Head Building, Providence, Rhode Island 02903.

     (c) The present principal occupation or employment of the Shareholders are as set forth below:

     Richard Nadeau, Jr.          Attorney

     James R. Simmons             Attorney

     Mark T. Thatcher             Attorney

     James H. Brennan, III        Investment Banker

     Doug Dyer                    Investment Banker

     David W. Pequet              Registered Investment Advisor

     Mark Margason                Registered Investment Advisor

The following table sets forth the membership of the Shareholders and ownership of their Providence Capital VI, Inc. common stock:

Beneficial Ownership.

Richard Nadeau, Jr.                      100,000             13.6 %
C/O Providence Capital VI, Inc.
1250 Turks Head Building
Providence, RI 02903

James R. Simmons                         100,000             13.6 %
C/O Providence Capital VI, Inc.
1250 Turks Head Building
Providence, RI 02903

Mark T. Thatcher                         100,000             13.6 %
C/O Providence, Capital VI, Inc.
1250 Turks Head Building
Providence, RI 02903

James H. Brennan, III                    100,000             13.6 %
735 Broad Street, Suite 800
Chattanooga, TN 37402

Doug Dyer                                100,000             13.6 %
735 Broad Street, Suite 800
Chattanooga, TN 37402

David W. Pequet                          100,000             13.6 %
105 East First Street, Suite 101
Hinsdale, IL 60521

Mark Margason                            100,000             13.6 %
105 East First Street, Suite 101
Hinsdale, IL 60521

     (d) During the last five years, the Shareholders have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, David W. Pequet has been a party to a civil proceeding of an administrative body of competent jurisdiction and as a result of such proceeding has executed an Offer of Settlement, without admitting any of the allegations, whereby he will cease and desist from committing or causing any violations and any future violations of Sections 206(1), 206(2) and 207 of the Investment Adviser Act of 1940. No other shareholder has been a party to any judicial or administrative proceding.


     (f) The Shareholders are all United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholders hold the securities described herein as a result of consulting services rendered by the Shareholders in connection with the development of the Registrant's business plan and formation of the Company.


ITEM 4.  PURPOSE OF TRANSACTION

The Shareholder hold the Common Stock as affiliates and officers of the Registrant.

     (a) The Shareholders may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

     (b) The Shareholder do not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

     (c) The Shareholders do not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (d) The Shareholders do not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

     (e) The Shareholders do not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

     (f) The Shareholders do not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

     (g) The Shareholders do not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

     (h) The Shareholders do not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Shareholders do not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) The Shareholders do not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholders beneficially owns the number of shares of Common Stock, representing the percentages of the total issued and outstanding shares of Common Stock set forth below. The Shareholders have sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

     Richard Nadeau, Jr.        100,000               13.6%
     James R. Simmons           100,000               13.6%
     Mark T. Thatcher           100,000               13.6%
     James H. Brennan, III      100,000               13.6%
     Doug Dyer                  100,000               13.6%
     David W. Pequet            100,000               13.6%
     Mark Margason              100,000               13.6%

     (a) Number of Shares and Percentages of Common Stock Owned as of the date of this filing:

Richard Nadeau, Jr.                    100,000          13.6%
C/O NADEAU & SIMMONS, P.C.
1250 Turks Head Building
Providence, RI 02903

James R. Simmons                       100,000          13.6%
C/O NADEAU & SIMMONS, P.C.
1250 Turks Head Building
Providence, RI 02903

Mark T. Thatcher                       100,000          13.6%
C/O NADEAU & SIMMONS, P.C.
1250 Turks Head Building,
Providence, RI 02903

James H. Brennan, III                  100,000          13.6%
735 Broad Street, Suite 800
Chattanooga, TN 37402

Doug Dyer                              100,000          13.6%
735 Broad Street, Suite 800
Chattanooga, TN 37402

David W. Pequet                        100,000          13.6%
105 East First Street, Suite 101
Hinsdale, IL 60521

Mark Margason                          100,000          13.6%
105 East First Street, Suite 101
Hinsdale, IL 60521

     (b) The Shareholders have the sole power to vote and to dispose of the shares described herein.

     (c) Not applicable.

     (d) The Shareholders know of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholders beneficially own the number of shares of Common Stock of the Company, representing the percentages of the total issued and outstanding shares of Common Stock of the Company set forth below. The Shareholder has the authority to vote or direct the vote of the Shareholder's shares of Common
Stock of the Company.

Richard Nadeau, Jr.             100,000       13.6%
James R. Simmons                100,000       13.6%
Mark T. Thatcher                100,000       13.6%
James H. Brennan III            100,000       13.6%
Doug Dyer                       100,000       13.6%
David W. Pequet                 100,000       13.6%
Mark Margason                   100,000       13.6%

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 17, 2000


         /s/ Nadeau & Simmons, P.C.

         NADEAU & SIMMONS, P.C.,
         Filing Agent for Richard Nadeau, Jr., James R. Simmons,
         Mark T. Thatcher, James H. Brennan, III, Doug Dyer,
         David W. Pequet and Mark Margason

         /s/ Richard Nadeau, Jr.

         RICHARD NADEAU, JR.

         /s/ James R. Simmons

         JAMES R. SIMMONS

         /S/ Mark T. Thatcher

         MARK T. THATCHER

         /s/ James H. Brennan, III

         JAMES H. BRENNAN, III

         /s/ Doug Dyer

         DOUG DYER

         /s/ David W. Pequet

         DAVID W. PEQUET

         /s/ Mark Margason

         MARK MARGASON